 FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended July, 2016

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
 (Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

Rider A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON public limited company (“ICON”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At June 30, 2016 we had approximately 12,346 employees, in 89 locations in 37 countries. During the six months ended June 30, 2016 we derived approximately 46.6%, 43.3% and 10.1%  of our net revenue in the United States, Europe and Rest of World respectively.

We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process.  We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Recent Developments

Acquisitions

On June 30, 2016, the Company announced that it has agreed, subject to certain closing conditions (including applicable regulatory approvals), to acquire Clinical Research Management, Inc. (ClinicalRM). ClinicalRM is a full-service Contract Research Organization specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. ClinicalRM provide full service and functional research solutions to a broad range of US government agencies. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development and testing and the response to bio-threats. They have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics.

On December 4, 2015, Inclinix-PMG Holdings, Inc (‘PMG’) was acquired by ICON Clinical Research LLC a subsidiary of the Company, resulting in initial net cash outflows of $63.5 million (including certain payments made on behalf of PMG totalling $9.9 million). PMG is an integrated network of clinical research sites operating from 14 metropolitan areas throughout the US. PMG conducts clinical trials in all major therapeutic areas with particular experience in cardiology, dermatology, endocrinology, gastroenterology, men's health, neurology, pulmonology, rheumatology, vaccine, and women's health trials. In addition to a proprietary research database of clinical trial participants, PMG also has access to over 2 million active patient lives via electronic health records through their unique partnerships with healthcare systems and community physician practices.  The acquisition agreement provides for working capital targets to be achieved by PMG within 90 days of acquisition.  In March 2016, the Company agreed to pay an additional $1.6 million on completion of this working capital review (see note 3 Business Combinations for further information).

Share repurchase program

The Company completed a share buyback program in December 2015.  During the year ended December 31, 2015, the Company redeemed a total of 6,198,481 ordinary shares for a total consideration of $457.9 million. A resolution was passed at the Company’s Annual General Meeting ("AGM") on July 22, 2016 which authorizes the Directors to purchase (buy-back) up to 10% of the outstanding shares in the Company.

Financing

On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed at 3.64%, and is payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes are guaranteed by ICON plc.  In October 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2015. The interest rate hedge matured in November 2015 when the interest rate on the Senior Notes was fixed. The interest rate hedge was effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815 Derivatives and Hedging.  The cash proceeds, representing the realized gain on the interest rate hedge were received on maturity in November 2015.

Changes in Board composition

In March 2016, the Company announced that Mr. Thomas Lynch, non-executive Chairman of the Board of Directors, had notified ICON that he would retire as Chairman on March 31, 2016. Mr. Lynch did not stand for re-election to the Board at the Company's AGM and retired from the Board on July 22, 2016. Mr. Lynch was a non-executive Director of ICON since 1994 and served as senior independent Director from 2010 to 2012 and as Chairman from January 2013 to March 2016. ICON's senior independent Director, Mr. Declan McKeon, continues to serve as acting Chairman from Mr. Lynch's retirement as Chairman and the Board has initiated a process to appoint a new Chairman.

New accounting pronouncements

Accounting Standards Update (‘ASU’) 2015-03 ‘Interest – Imputation of Interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Costs’ was issued in April 2015 to simplify the presentation of debt issuance costs.  The guidance requires debt issuance costs related to term loans to be presented as a direct deduction from the carrying amount of the associated debt liability.  The standard is effective for financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years.  The new guidance is reflected in the Condensed Consolidated Financial Statements (unaudited) presented.  The new guidance is also required to be applied on a retrospective basis.  The Condensed Consolidated Balance Sheet at December 31, 2015 has therefore been restated to reflect the accounting standards update.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2016 AND DECEMBER 31, 2015

	(Unaudited)	(Audited)
	June 30,	December 31,
	2016	2015	*
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$168,470	$103,911
Short term investments - available for sale	82,481	85,990
Accounts receivable, net	366,903	409,165
Unbilled revenue	190,025	173,649
Other receivables	39,097	30,935
Prepayments and other current assets	37,180	36,128
Income taxes receivable	24,832	22,961
Total current assets	908,988	862,739
Other Assets:
Property, plant and equipment, net	150,987	150,218
Goodwill	590,428	588,434
Non-current other assets	13,306	11,591
Non-current income taxes receivable	10,206	11,362
Non-current deferred tax asset	18,744	26,738
Intangible assets	57,581	66,127
Total Assets	$1,750,240	$1,717,209
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$6,123	$7,021
Payments on account	257,514	318,697
Other liabilities	178,941	231,879
Income taxes payable	14,337	14,203
Total current liabilities	456,915	571,800
Other Liabilities:
Non-current bank credit lines and loan facilities	348,322	348,306
Non-current other liabilities	14,309	12,224
Non-current government grants	959	959
Non-current income taxes payable	15,655	16,180
Non-current deferred tax liability	4,111	4,644
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
55,459,627 shares issued and outstanding at June 30, 2016 and
54,958,912 shares issued and outstanding at December 31, 2015	4,685	4,679
Additional paid‑in capital	408,588	383,395
Capital redemption reserve	715	715
Accumulated other comprehensive income	(64,000)	(61,636)
Retained earnings	559,981	435,943
Total Shareholders' Equity	909,969	763,096
Total Liabilities and Shareholders' Equity	$1,750,240	$1,717,209
* The December 31, 2015 Balance Sheet has been retrospectively restated as required to reflect the requirements of new guidance in respect of the presentation of  debt issue costs.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND JUNE 30, 2015
 (UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(in thousands except share and per share data)

Revenue:
Gross revenue	$589,647	$524,098	$1,132,230	$1,027,464
Reimbursable expenses	(179,017)	(135,441)	(321,078)	(250,576)

Net revenue	410,630	388,657	811,152	776,888

Costs and expenses:
Direct costs	237,984	224,961	466,587	453,039
Selling, general and administrative expense	80,168	81,321	160,957	160,875
Depreciation and amortization	14,457	14,244	29,577	28,169
Restructuring	4,094	-	4,094	-

Total costs and expenses	336,703	320,526	661,215	642,083

Income from operations	73,927	68,131	149,937	134,805
Interest income	359	219	693	495
Interest expense	(3,198)	(229)	(6,413)	(508)

Income before provision for income taxes	71,088	68,121	144,217	134,792
Provision for income taxes	(10,014)	(9,537)	(20,179)	(20,338)

Net income	$61,074	$58,584	$124,038	$114,454

Net income per Ordinary Share:

Basic	$1.10	$0.97	$2.25	$1.90

Diluted	$1.08	$0.95	$2.20	$1.85

Weighted average number of Ordinary Shares outstanding:

Basic	55,318,923	60,244,982	55,164,971	60,263,021

Diluted	56,580,799	61,801,687	56,427,516	61,849,326

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND JUNE 30, 2015
(UNAUDITED)

	Six Months Ended
	June 30,	June 30,
	2016	2015
	(in thousands)
Cash flows from operating activities:
Net income	$124,038	$114,454
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	27	4
Depreciation expense	20,699	19,672
Amortization of intangibles	8,878	8,497
Amortization of grants	(22)	(25)
Accrued interest on short term investments	(422)	-
Realised gain on sale of short term investments	(39)	-
Share compensation expense	20,690	15,012
Amortization of gain on interest rate hedge	(458)	-
Amortization of financing costs	276	-
Deferred taxes	7,469	2,126
Changes in assets and liabilities:
Decrease in accounts receivable	42,548	21,362
Increase in unbilled revenue	(15,892)	(28,422)
Increase in other receivables	(8,305)	(4,398)
Increase in prepayments and other current assets	(1,117)	(9,032)
Increase in other non-current assets	(1,505)	(722)
Decrease in payments on account	(61,187)	(15,747)
Decrease in other current liabilities	(48,168)	(40,508)
Increase in other non-current liabilities	2,108	2,146
(Decrease)/increase in income taxes payable	(763)	1,980
(Decrease)/increase in accounts payable	(868)	2,792
Change in deferred tax liability	(4,233)	-
Net cash provided by operating activities	83,754	89,191
Cash flows from investing activities:
Purchase of property, plant and equipment	(19,893)	(24,088)
Purchase of subsidiary undertakings	(1,613)	(103,139)
Purchase of short term investments	(10,969)	(636)
Sale of short term investments	15,441	13,184
Net cash used in investing activities	(17,034)	(114,679)
Cash flows from financing activities:
Proceeds from exercise of share options & restricted share units	2,180	11,024
Share issuance costs	(9)	(4)
Tax benefit from the exercise of share options	2,338	2,463
Repurchase of ordinary shares	-	(57,892)
Share repurchase costs	-	(289)
Drawdown of bank credit lines and loan facilities	20,000	60,000
Repayment of bank credit lines and loan facilities	(20,000)	-
Financing costs	(6,541)	-
Net cash used by financing activities	(2,032)	15,302
Effect of exchange rate movements on cash	(129)	(1,245)
Net increase/(decrease) in cash and cash equivalents	64,559	(11,431)
Cash and cash equivalents at beginning of period	103,911	118,900
Cash and cash equivalents at end of period	$168,470	$107,469
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Capital Redemption Reserve	Accumulated Other Comprehensive Income	Retained Earnings	Total

	(dollars in thousands, except share data)

Balance at December 31, 2015	54,958,912	$4,679	$383,395	$715	($61,636)	$435,943	$763,096

Comprehensive Income:
Net income	-	-	-	-	-	124,038	124,038
Currency translation adjustment	-	-	-	-	(3,107)	-	(3,107)
Currency impact of long term funding	-	-	-	-	302	-	302
Tax on currency impact of long term funding	-	-	-	-	397	-	397
Unrealized capital gain – investments	-	-	-	-	502	-	502
Amortization of interest rate hedge	-	-	-	-	(458)	-	(458)

Total comprehensive income	-	-	-	-	(2,364)	124,038	121,674

Exercise of share options	93,168	6	2,146	-	-	-	2,152
Issue of restricted share units	407,547	-	28	-	-	-	28
Share issuance costs	-	-	(9)	-	-	-	(9)
Non-cash stock compensation expense	-	-	20,690	-	-	-	20,690
Tax benefit on exercise of options	-	-	2,338	-	-	-	2,338
Balance at June 30, 2016	55,459,627	$4,685	$408,588	$715	($64,000)	$559,981	$909,969
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
June 30, 2016

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2015. Operating results for the three and six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2016.

2. Goodwill

	Six months ended	Year ended
	June 30,	December 31,
	2016	2015
	(in thousands)

Opening balance	$588,434	$463,324
Current period acquisitions (Note 3)	-	133,123
Prior period acquisitions (Note 3)	5,773	4,418
Foreign exchange movement	(3,779)	(12,431)

Closing balance	$590,428	$588,434

3. Business Combinations

Acquisitions - PMG

On December 4, 2015 the Company acquired PMG, resulting in an initial net cash outflow of $63.5 million, including certain payments made on behalf of PMG totaling $9.9 million.  PMG is an integrated network of 48 clinical research sites in North Carolina, South Carolina, Tennessee and Illinois.  The site network includes wholly owned facilities and dedicated clinical research sites.  PMG conducts clinical trials in all major therapeutic areas and has particular expertise in vaccine, gastroenterology, cardiovascular, neurology and endocrinology studies.  It has a proprietary database of clinical trial participants.   It also has access to in excess of 2 million active patients via electronic medical records through its partnerships with healthcare institutions and community physical practices.   The acquisition agreement provides for working capital targets to be achieved by PMG within 90 days of acquisition.  In March 2016, the Company agreed to pay an additional $1.6 million on completion of this working capital review. This amount was paid in April 2016.

The acquisition of PMG has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations.  The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date.  The table following summarizes the Company’s provisional estimates of the fair values of the assets acquired and liabilities assumed;

December 4,
2015
(in thousands)
Cash	$194
Property, plant and equipment	712
Goodwill*	46,812
Intangible assets**	10,582
Accounts receivable	12,747
Prepayments and other current assets	1,329
Accounts payable	(530)
Other liabilities	(2,459)
Non-current deferred tax liability	(4,233)

Net assets acquired	65,154

Cash consideration	53,681
Other liabilities assumed	9,860
Working capital adjustment	1,613
Total cash outflows	65,154
*Goodwill represents the acquisition of an established workforce with experience in clinical trial consulting and regulatory support for the development of drugs, medical devices and diagnostics, with a specific focus on strategy to increase efficiency and productivity in product development.
**The Company has made an initial estimate of separate intangible assets acquired, being customer lists and order backlog, of $10.6 million.  This assessment is under review and will be finalized within 12 months of the date of acquisition.

Acquisitions - MediMedia Pharma Solutions

On February 27, 2015 the Company acquired MediMedia Pharma Solutions for cash consideration of $104.7 million (net of working capital adjustments of $4 million).  In addition to the cash consideration, certain payments were made on behalf of MediMedia Pharma Solutions on completion totaling $11.3 million. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. The acquisition agreement also provided for certain working capital targets to be achieved by MediMedia Pharma Solutions.

The acquisition of MediMedia Pharma Solutions has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed:

February 27,
2015
(in thousands)
Property, plant and equipment	$1,049
Goodwill*	92,084
Customer lists	22,752
Order backlog	2,521
Accounts receivable	5,240
Unbilled Revenue	4,324
Prepayments and other current assets	621
Accounts payable	(749)
Payments on account	(4,186)
Deferred tax liability	(2,171)
Other liabilities	(5,483)

Net assets acquired	$116,002

Cash consideration	$108,717
Other liabilities assumed**	11,283
Gross cash outflows	120,000
Working capital adjustment	(3,998)
Net cash outflows	$116,002

*	Goodwill represents the acquisition of an established workforce with experience in the provision of strategic payer-validated market access solutions while the acquisition of Complete Healthcare Communications comprises an established workforce with significant communication experience working with medical affairs, commercial and brand development teams within the life science industry.
**	Payments made at acquisition date of $11.3 million were in respect of certain one-time liabilities which have subsequently been discharged.

Acquisitions - Aptiv Solutions

On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials for cash consideration of $143.5 million, including certain payments to be made on behalf of the company on completion totaling $22.4 million. The acquisition agreement provided for working capital targets to be achieved.  On March 25, 2015, the Company received $2.0 million in respect of these targets on completion of the working capital review.  Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategies to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments.

The acquisition of Aptiv has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed:

May 7,
2014
(in thousands)
Property, plant and equipment	$6,924
Goodwill*	125,627
Customer relationships	21,400
Order backlog	7,900
Cash and cash equivalents	3,484
Accounts receivable	25,091
Unbilled revenue	21,154
Prepayments and other current assets	4,180
Non-current assets	2,911
Accounts payable	(9,565)
Other liabilities	(29,782)
Payments on account	(31,094)
Non-current other liabilities	(11,303)
Loan notes payable**	(17,790)

Net assets acquired	$119,137

Cash consideration	$143,500
Working capital adjustment	(1,964)
141,536
Adjustments to cash consideration**	(22,399)
Net purchase consideration	$119,137

*Goodwill represents the acquisition of an established workforce with experience in clinical trial consulting and regulatory support for the development of drugs, medical devices and diagnostics, with a specific focus on strategy to increase efficiency and productivity in product development.  Goodwill related to the US portion of the business acquired is tax deductible.
**Adjustments to cash consideration represent certain one-time liabilities (including loan notes) identified at the acquisition date which have subsequently been paid.

4. Restructuring

Restructuring Charges

A restructuring charge of $4.1 million was recognized during the three months ended June 30, 2016 under a restructuring plan adopted following a review by the company of its operations.  The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization.

Details of the restructuring charge recognized in the three and six months ended 30 June 2016 are as follows;

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(in thousands)		(in thousands)

Restructuring charges	$4,094	-	$4,094	-

Total	$4,094	-	$4,094	-

Details of the movement in the restructuring charge recognized in the three and six months ended 30 June 2016 are as follows;

Workforce reductions
(in thousands)
Initial restructuring charge recorded	$4,094
Cash payments	$(901)
Foreign exchange movement	-

Provision at June 30, 2016	$3,193

5. Income Taxes

Income taxes recognized during the three and six months ended June 30, 2016 comprise:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(In thousands)		(In thousands)

Provision for income taxes before restructuring and other items	$10,526	$9,537	$20,691	$20,338
Tax impact of restructuring and other items	(512)	-	(512)	-
Provision for income taxes after restructuring and other items	$10,014	$9,537	$20,179	$20,338

As at June 30, 2016 the Company maintains a $31.1 million liability (December 31, 2015: $31.4 million) for unrecognized tax benefit, which is comprised of $27.6 million (December 31, 2015: $28.1 million) related to items generating unrecognized tax benefits and $3.5 million (December 31, 2015: $3.3 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2011 through 2015 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

6. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015

Weighted average number of ordinary shares outstanding for basic net income per ordinary share	55,318,923	60,244,982	55,164,971	60,263,021
Effect of dilutive share options outstanding	1,261,876	1,556,705	1,262,545	1,586,305
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	56,580,799	61,801,687	56,427,516	61,849,326

7. Share-based Awards

Share Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive Director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or Non-qualifying Stock Options (‘NSO’), as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the 2008 Option Plans after July 21, 2018.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares.  The 2003 Share Option Plan expired on January 17, 2013.  No new options may be granted under this plan.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at June 30, 2016 is eight years.

The following table summarizes option activity for the six months ended June 30, 2016:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2015	1,626,582	$34.87	$11.94

Granted	256,191	$69.61	$20.10
Exercised	(93,168)	$23.10	$9.35
Forfeited	(9,765)	$22.48	$9.57

Outstanding at June 30, 2016	1,779,840	$40.55	$13.26	4.83

Exercisable at June 30, 2016	886,188	$28.36	$10.41	3.50

The Company has outstanding options with fair values ranging from $5.88 to $20.78 per option or a weighted average fair value of $10.62 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at June 30, 2016, was 886,188. Fully vested share options at June 30, 2016, have an average remaining contractual term of 3.50 years, an average exercise price of $28.36 and a total intrinsic value of $36.9 million. The total intrinsic value of options exercised during the six months ended June 30, 2016 was $4.1 million (June 30, 2015: $12.6 million).

The following table summarizes the movement in non-vested share options for the six months ended June 30, 2016:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2015	968,853	$42.14	$13.69

Granted	256,191	$69.61	$20.10
Vested	(324,315)	$35.35	$12.22
Forfeited	(7,077)	$21.97	$9.52

Non vested outstanding at June 30, 2016	893,652	$52.64	$16.10

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the six months ended June 30, 2016 and June 30, 2015 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Six Months Ended
	June 30,	June 30,
	2016	2015

Weighted average fair value	$20.10	$19.75

Assumptions:
Expected volatility	30%	30%
Dividend yield	0%	0%
Risk-free interest rate	1.39%	1.58%
Expected life	5 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  On May 11, 2015 the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares.  Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan.  The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the six months ended June 30, 2016:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life

Outstanding at December 31, 2015	901,773	$48.33	1.22	1,067,613	$48.30	1.48

Granted	247,992	$71.58		368,889	$66.81
Shares vested	(253,602)	$32.38		(153,945)	$35.33
Forfeited	(436)	$31.49		(57,331)	$49.68

Outstanding at June 30, 2016	895,727	$57.78	1.42	1,225,226	$55.44	1.65

The fair value of RSUs vested for the six months ended June 30, 2016 totaled $5.4 million (full year 2015: $7.0 million).

The fair value of PSUs vested for the six months ended June 30, 2016 totaled $8.2 million (the fair value of PSUs vested for the full year 2015 was $0.3 million).

The PSUs vest based on service and specified EPS targets over the period 2013 – 2016, 2014 – 2017, 2015 – 2018 and 2016 - 2019. Since 2013, 482,626 PSUs (net of forfeitures) have been granted.  Depending on the actual amount of EPS from 2013 to 2019, up to an additional 413,101 PSUs may also be granted.

Non-cash stock compensation expense

Non-cash stock compensation expense for the three and six months ended June 30, 2016 has been allocated as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(in thousands)		(in thousands)
Direct costs	$5,790	$4,636	$11,075	$7,966
Selling, general and administrative	5,309	4,333	9,615	7,046

	$11,099	$8,969	$20,690	$15,012

Total non-cash stock compensation expense not yet recognized at June 30, 2016 amounted to $87.9 million.  The weighted average period over which this is expected to be recognized is 2.4 years  .  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $2.3 million for the six months ended June 30, 2016 (June 30, 2015: $2.5 million).

8. Business Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information.

The Company is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company is generally awarded projects based upon responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries or work orders executed under our strategic partnership arrangements.  Contracts with customers are generally entered into centrally, in most cases with ICON Clinical Research Limited (“ICON Ireland”), the Company’s principal operating subsidiary in Ireland.  Revenues, which consist primarily of fees earned under these contracts, are allocated to individual entities within the Group, based on where the work is performed in accordance with the Company’s global transfer pricing model.

ICON Ireland acts as the group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the group, it’s ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the group and its responsibility for maintaining the Company’s  global network.  As such it enters into the majority of the Company’s customer contracts.

ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark up for the services they perform in each of their local territories.  The cost plus mark up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate.

The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland.  As such revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise net revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Switzerland, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Segment information as at June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and June 30, 2015 is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Three Months ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(in thousands)		(in thousands)
Ireland	$95,653	$105,413	$196,488	$219,503
Rest of Europe	79,436	78,540	155,078	162,628
U.S.	193,377	164,300	377,467	314,364
Rest of World	42,164	40,404	82,119	80,393

Total	$410,630	$388,657	$811,152	$776,888
* All sales shown for Ireland are export sales.

b) The distribution of income from operations, including restructuring, by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(in thousands)		(in thousands)
Ireland	$54,597	$49,436	$114,148	$97,002
Rest of Europe	4,863	3,521	8,307	10,307
U.S.	11,826	12,592	22,610	22,447
Rest of World	2,641	2,582	4,872	5,049

Total	$73,927	$68,131	$149,937	$134,805

c) The distribution of income from operations, excluding restructuring, by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(in thousands)		(in thousands)
Ireland	$58,326	$49,436	$117,877	$97,002
Rest of Europe	5,171	3,521	8,615	10,307
U.S.	11,826	12,592	22,610	22,447
Rest of World	2,698	2,582	4,929	5,049

Total	$78,021	$68,131	$154,031	$134,805

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	June 30,	December 31,
	2016	2015
	(in thousands)
Ireland	$105,892	$101,736
Rest of Europe	7,117	7,334
U.S.	31,750	34,520
Rest of World	6,228	6,628

Total	$150,987	$150,218

e) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(in thousands)		(in thousands)
Ireland	$6,654	$4,915	$12,558	$9,828
Rest of Europe	1,820	1,946	3,535	4,214
U.S.	5,137	6,417	11,786	12,135
Rest of World	846	966	1,698	1,992

Total	$14,457	$14,244	$29,577	$28,169

f) The distribution of total assets by geographical area was as follows:

	June 30,	December 31,
	2016	2015	*
	(in thousands)
Ireland	$620,924	$663,060
Rest of Europe	421,570	343,733
U.S.	619,866	641,769
Rest of World	87,880	68,647

Total	$1,750,240	$1,717,209
* The December 31, 2015 Balance Sheet has been retrospectively restated as required to reflect the requirements of new guidance in respect of the presentation of debt issue costs.

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2015. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At June 30, 2016, we employed approximately 12,346 employees, in 89 locations in 37 countries. During the six months ended June 30, 2016 we derived approximately 46.6%, 43.3% and 10.1% of our net revenue in the United States, Europe and Rest of World respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue from contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

As the nature of our business involves the management of projects having a typical duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrolment or investigator recruitment.   In the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At June 30, 2016 we had a backlog of approximately $4.0 billion, compared with approximately $3.9 billion at December 31, 2015. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended June 30, 2016 compared with Three Months Ended June 30, 2015

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	June 30, 2016	June 30, 2015	2016 to 2015
			Percentage
	Percentage of Net Revenue		Increase/ (Decrease)

Net revenue	100.0%	100.0%	5.7%

Costs and expenses:
Direct costs	58.0%	57.9%	5.8%
Selling, general and administrative	19.5%	20.9%	(1.4)%
Depreciation	2.5%	2.5%	7.9%
Amortization	1.0%	1.2%	(12.5)%
Restructuring	1.0%	-%	100%

Income from operations	18.0%	17.5%	8.5%

Net revenue for the period increased by $21.9 million, or 5.7%, from $388.7 million for the three months ended June 30, 2015 to $410.6 million for the three months ended June 30, 2016. Net revenue increased by 5.2% in constant currency and by 3.0% in constant dollar organic terms. The increase in revenues in the three months ended June 30, 2016 can be explained in part by the additional net revenues from the acquisition of PMG which was acquired on December 4, 2015.  During the three months ended June 30, 2016 we derived approximately 47.1%, 42.6% and 10.3% of our net revenue in the United States, Europe and Rest of World respectively.  During the three months ended June 30, 2016 $190.0  million or 46.3% of our net revenues were derived from our top 5 customers compared to $197.8 million or 50.9% of net revenues derived from our top 5 customers during the three months ended June 30, 2015. The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company.  Net revenue from this customer contributed 28.0% of net revenue for the quarter, compared to 30% of net revenue in respect of the three months ended June 30, 2015. The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers continues to result in a reduction in concentration of revenues from our top five customers.

Net revenue in Ireland decreased from $105.4 million for the three months ended June 30, 2015 to $95.7 million for the three months ended June 30, 2016. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 8 Business Segmental Information for further details). Net revenue in our Rest of Europe region increased from $78.5 million for the three months ended June 30, 2015 to $79.4 million for the three months ended June 30, 2016, while net revenue in our Rest of World region increased from $40.4 million for the three months ended June 30, 2015 to $42.2 million for the three months ended June 30, 2016.  Net revenues in non-U.S. dollar operations in this region were impacted by foreign currency translation and the movement in local rates to the U.S. dollar over the comparative quarter.  Net revenue in the U.S. region increased from $164.3 million for the three months ended June 30, 2015 to $193.4 million for the three months ended June 30, 2016. Net revenues in the U.S. region for the three months ended June 30, 2016 was impacted positively by the acquisition of PMG, which was acquired on December 4, 2015.

Direct costs for the period increased by $13.0 million, or 5.8%, from $225.0 million for the three months ended June 30, 2015 to $238.0 million for the three months ended June 30, 2016. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $11.4 million, an increase in other direct project related costs of $1.6 million and laboratory costs of $1.0 million offset, in part, by a decrease in travel related costs of $0.9 million  As a percentage of net revenue, direct costs have increased from 57.9% for the three months ended June 30, 2015 to 58.0% for the three months ended June 30, 2016.

Selling, general and administrative expenses for the period decreased by $1.2 million, or 1.4%, from $81.3 million for the three months ended June 30, 2015 to $80.2 million for the three months ended June 30, 2016. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The decrease in selling, general and administration expenses for the period arose due to an increase in personnel related expenditure of $3.1 million, a decrease in facilities and related costs expenditure of $1.4 million and a decrease in general and administrative expenses net of foreign exchange movements of $2.9 million. As a percentage of net revenue, selling, general and administrative expenses, decreased from 20.9% for the three months ended June 30, 2015 to 19.5% for the three months ended June 30, 2016.

Depreciation expense for the period increased by $0.7 million, or 7.2%, from $9.8 million for three months ended June 30, 2015 to $10.5 million for three months ended June 30, 2016. Depreciation expense arises principally from continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue (2.5%), the depreciation expense for the three months ended 30 June 2016 remained in line with the percentage of net revenue charge for the three months ended June 30, 2015.  Amortization expense for the period decreased by $0.6 million, or 12.5%, from $4.5 million for the three months ended June 30, 2015 to $3.9 million for the three months ended June 30, 2016. Amortization expense represents the amortization of intangible assets acquired on business combinations. The main reason for the decrease in the amortization expense for the period relates to the finalisation of the amortization charge for the MediMedia acquisition, this was offset in part by the additional amortization for the period related to the PMG acquisition.  As a percentage of net revenue, amortization expense decreased from 1.2% for the three months ended June 30, 2015 to 1.0% for the three months ended June 30, 2016.

During the three months ended June 30, 2016, a restructuring charge of $4.1 million was recognized under a restructuring plan adopted following a review by the company of its operations.  The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization (see note 4 Restructuring for further information). During the three months ended June 30, 2015, there was no restructuring charge incurred.

As a result of the above, income from operations for the three months increased by $5.8 million, or 8.5%, from $68.1 million  for the three months ended June 30, 2015 to $73.9 million  for the three months ended June 30, 2016 ($78.0 million excluding restructuring charges). As a percentage of net revenue, income from operations increased from 17.5% of net revenues for the three months ended June 30, 2015 to 18.0% of net revenues for the three months ended June 30, 2016 (19.0% excluding restructuring charges).

Income from operations in Ireland increased from $49.4 million for the three months ended June 30, 2015 to $54.6 million for the three months ended June 30, 2016 ($58.3 million excluding restructuring charges). Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 8 Business Segmental Information for further details).  Income from operations in our Rest of Europe region increased from $3.5 million for the three months ended June 30, 2015 to $4.9 million for the three months ended June 30, 2016 ($5.2 million excluding restructuring charges), while income from operations in our Rest of world region remained unchanged at $2.6 million for the three months ended June 30, 2015 and June 30, 2016 ($2.7 million excluding restructuring charges). Income from operations in these regions was impacted by foreign currency translation and the movement in local rates to the U.S. dollar over the comparative quarter.  Income from operations in the U.S. region decreased from $12.6 million for the three months ended June 30, 2015 to $11.8 million for the three months ended June 30, 2016 ($11.8 million excluding restructuring charges).  Income from operations in this region was positively impacted by the acquisition of PMG, which was acquired on December 4, 2015. This increase was offset by the impact of bringing MediMedia Pharma Solutions within the Group's global transfer pricing model in the period.

Interest expense for the period increased by $3.0 million or 1,296.5%, from $0.2 million for the three months ended June 30, 2015 to $3.2 million for the three months ended June 30, 2016. Interest income increased by $0.2 million or 64.0%, from $0.2 million for the three months ended June 30, 2015 to $0.4 million for the three months ended June 30, 2016.

Provision for income taxes for the period increased from $9.5 million for the three months ended June 30, 2015 to $10.0 million for the three months ended June 30, 2016.  The Company’s effective tax rate for the three months ended June 30, 2016 was 14.1% (14.0% excluding the impact of restructuring) compared with 14.0% for the three months ended June 30, 2015. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Six Months Ended June 30, 2016 compared with Six Months Ended June 30, 2015

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Six Months Ended
	June 30, 2016	June 30, 2015	2016 to 2015
			Percentage
	Percentage of Net Revenue		Increase/ (Decrease)

Net revenue	100.0%	100.0%	4.4%

Costs and expenses:
Direct costs	57.5%	58.3%	3.0%
Selling, general and administrative	19.8%	20.7%	0.1%
Depreciation	2.6%	2.5%	5.2%
Amortization	1.1%	1.1%	4.5%
Restructuring	0.5%	-	100%

Income from operations	18.5%	17.4%	11.2%

Net revenue for the period increased by $34.3 million, or 4.4%, from $776.9 million for the six months ended June 30, 2015 to $811.2 million for the six months ended June 30, 2016. Net revenue increased by 5.2% in constant currency and by 2.3% in constant dollar organic terms. The increase in revenues in the six months ended June 30, 2016 can be explained in part by the additional net revenues from the acquisition of MediMedia Pharma Solutions and PMG which were acquired on February 27, 2015 and December 4, 2015 respectively. During the six months ended June 30, 2016 we derived approximately 46.6%, 43.3% and 10.1%  of our net revenue in the United States, Europe and Rest of World respectively.  During the six months ended June 30, 2016 $367.7 million or 45.3% of our net revenues were derived from our top 5 customers compared to $406.8 million or 52.4% of net revenues derived from our top 5 customers during the six months ended June 30, 2015. The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company.  Net revenue from this customer contributed 28.6% of net revenue for the six months ended June 30, 2016, compared to 32% of net revenue in respect of the six months ended June 30, 2015. The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers continues to result in a reduction in concentration of revenues from our top five customers.

Net revenue in Ireland decreased from $219.5 million for the six months ended June 30, 2015 to $196.5 million for the six months ended June 30, 2016. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 8 Business Segmental Information for further details). Net revenue in our Rest of Europe region decreased from $162.6 million for the six months ended June 30, 2015 to $155.1 million for the six months ended June 30, 2016, while net revenue in our Rest of World region increased from $80.4 million for the six months ended June 30, 2015 to $82.1 million for the six months ended June 30, 2016.  Net revenues in non-U.S. dollar operations in this region were impacted by foreign currency translation and the movement in local rates to the U.S. dollar over the comparative quarter.  Net revenue in the U.S. region increased from $314.4 million for the six months ended June 30, 2015 to $377.5 million for the six months ended June 30, 2016. Net revenues in the U.S. region for the six months ended June 30, 2016 were impacted positively by the acquisitions of MediMedia, which was acquired on February 27, 2015 and PMG, which was acquired on December 4, 2015.

Direct costs for the period increased by $13.6 million, or 3.0%, from $453.0 million for the six months ended June 30, 2015 to $466.6 million for the six months ended June 30, 2016. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount with a corresponding increase in personnel related expenditure of $19.6 million, an increase in laboratory costs of $2.6 million which was offset by a decrease in other direct project related costs of $8.1 million.  As a percentage of net revenue, direct costs have decreased from 58.3% for the six months ended June 30, 2015 to 57.5% for the six months ended June 30, 2016.

Selling, general and administrative expenses for the period increased by $0.1 million, or 0.1%, from $160.9 million for the six months ended June 30, 2015 to $161.0 million for the six months ended June 30, 2016. Selling, general and administrative expenses are primarily comprised of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The movement in selling, general and administration expenses for the period arose primarily from an increase in personnel related expenditure of $5.0 million, a decrease in facilities and related costs expenditure of $2.0 million and a decrease in general and administrative expenses net of foreign exchange movements of $2.9 million.  As a percentage of net revenue, selling, general and administrative expenses, decreased from 20.7% for the six months ended June 30, 2015 to 19.8% for the six months ended June 30, 2016.

Depreciation expense for the period increased by $1.0 million, or 5.2%, from $19.7 million for the six months ended June 30, 2015 to $20.7 million for the six months ended June 30, 2016. Depreciation expense arises principally from an investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense increased from 2.5% for the six months ended June 30, 2015 to 2.6% for the six months ended June 30, 2016.  Amortization expense for the period increased by $0.4 million, or 4.5%, from $8.5 million for the six months ended June 30, 2015 to $8.9 million for the six months ended June 30, 2016. Amortization expense represents the amortization of intangible assets acquired on business combinations. The increase in the amortization expense for the period relates to the PMG acquisition, offset in part by the cessation of amortization on other assets.  As a percentage of net revenue, amortization expense amounted to 1.1% for the six months ended June 30, 2015 and June 30, 2016.

During the six months ended June 30, 2016 the Company implemented a restructuring plan which contains Company resource rationalizations in order to improve operating efficiencies and reduce expenses. A restructuring charge of $4.1 million was recognized during the six months ended June 30, 2016.  (See note 4 Restructuring for further information).

As a result of the above, income from operations for the six months ended June 30, 2016 increased by $15.1 million, or 11.2%, from $134.8 million for the six months ended June 30, 2015 to $149.9 million for the six months ended June 30, 2016 ($154.0 million excluding restructuring charges). As a percentage of net revenue, income from operations increased from 17.4% of net revenues for the six months ended June 30, 2015 to 18.5% of net revenues for the six months ended June 30, 2016 (19.0% excluding restructuring charges).

Income from operations in Ireland increased from $97.0 million for the six months ended June 30, 2015 to $114.2 million for the six months ended June 30, 2016 ($117.9 million excluding restructuring charges). Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 8 Business Segmental Information for further details). Income from operations in our Rest of Europe region decreased from $10.3 million for the six months ended June 30, 2015 to $8.3 million for the six months ended June 30, 2016 ($8.6 million excluding restructuring charges), while income from operations in our Rest of World region decreased marginally from $5.1 million for the six months ended June 30, 2015 to $4.9 million for the six months ended June 30, 2016 ($4.9 million excluding restructuring charges). Income from operations in these regions was impacted by foreign currency translation and the movement in local rates to the U.S. dollar over the comparative period.  Income from operations in the U.S. region increased from $22.5 million for the six months ended June 30, 2015 to $22.6 million for the six months ended June 30, 2016 ($22.6 million excluding restructuring charges). Income from operations in this region was impacted positively by the acquisitions of MediMedia, which was acquired on February 27, 2015 and PMG, which was acquired on December 4, 2015. This increase was offset in part by the impact of bringing MediMedia Pharma Solutions within the Group's global transfer pricing model in the period.

Interest expense for the period increased from $0.5 million for the six months ended June 30, 2015 to $6.4 million for the six months ended June 30, 2016. This increase is reflective of the drawdown of the Senior Notes issued in December 2015 and the bridge facility of $350 million in place from September 2015, which are discussed in the Liquidity and Capital Resources section below. Interest income increased from $0.5 million for the six months ended June 30, 2015 to $0.7 million for the six months ended June 30, 2016.

Provision for income taxes for the period decreased from $20.3 million for the six months ended June 30, 2015 to $20.2 million for the six months ended June 30, 2016.  The Company’s effective tax rate for the six months ended June 30, 2015 was 15.1% compared with 14.0% for the six months ended June 30, 2016. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

The Company’s cash and short term investment balances at June 30, 2016 amounted to $251.0 million compared with cash and short term investment balances of $189.9 million at December 31, 2015.  The Company’s cash and short term investment balances at June 30, 2016 comprised of cash and cash equivalents of $168.5 million and short-term investments of $82.5 million. The Company’s cash and short term investment balances at December 31, 2015 comprised of cash and cash equivalents of $103.9 million and short-term investments of $86.0 million.

On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed at 3.64%, and is payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes are guaranteed by ICON plc.  In October 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2015. The interest rate hedge matured in November 2015 when the interest rate on the Senior Notes was fixed. The interest rate hedge was effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815 Derivatives and Hedging.  The cash proceeds, representing the realized gain on the interest rate hedge were received on maturity in November 2015.

On July 27, 2015 the Company entered into a 364 day bridge facility for $350.0 million with two financial institutions.   The facility bore interest at LIBOR plus a margin and included certain guarantees and indemnities in favor of the two financial institutions. The bridge facility was repaid in full in December 2015.

On June 30, 2014 the Company entered into a five year committed multi-currency Revolving Credit Facility for $100.0 million with Citibank, JP Morgan, Santander and Barclays Bank (“Revolving Credit Facility”). Each bank subject to the agreement has committed $25 million to the facility, with equal terms and conditions in place with all institutions.   In December 2015 the Revolving Credit Facility was amended to remove certain guarantees, the facility is guaranteed by ICON plc. The facility bears interest at LIBOR plus a margin.  No amounts were drawn at June 30, 2016 or at December 31, 2015 in respect of the Revolving Credit Facility.

Net cash provided by operating activities was $83.8 million for the six months ended June 30, 2016 compared with cash provided by operating activities of $89.2 million for the six months ended June 30, 2015.  The most significant influence on our operating cash flows has been an increase to revenues and underlying profitability of the Company. This was offset by an increase in revenue outstanding which comprises of accounts receivable and unbilled revenue, less payments on account. The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at June 30, 2016 was 46 days compared to 41 days at December 31, 2015.  The number of days revenue outstanding at June 30, 2015 was 45 days compared to 40 days at December 31, 2014.

Net cash used in investing activities was $17.0 million for the six months ended June 30, 2016 compared to net cash used in investing activities of $114.7 million for the six months ended June 30, 2015. Net cash used in the six months ended June 30, 2016 relates to capital expenditure of $19.9 million, $1.6 million for a working capital adjustment in relation to the PMG acquisition (see note 3 Business Combinations for further details) and $11.0 million for the purchase of short term investments offset by the sale of short term investments of $15.4 million.  Net cash used in the six months ended June 30, 2015 arose principally from cash paid in respect of the purchase of MediMedia Pharma Solutions of $103.1 million.

Net cash used by financing activities during the six months ended June 30, 2016 amounted to $2.0 million compared to net cash provided by financing activities of $15.3 million for the six months ended June 30, 2015.  During the six months ended June 30, 2016, $2.3 million was recognized in relation to the tax benefit from the exercise of share options.  In addition, $2.2 million was received by the Company from the exercise of share options. During the six months ended June 30, 2016, there was also $20.0 million drawn down and subsequently repaid by the Company under a one year uncommitted short term revolving credit facility for $30.0 million with  Santander UK plc.  The facility bears interest at LIBOR plus a margin.   No amounts were drawn under this facility at June 30, 2016. The Company also paid interest of $6.5 million during the six months ended June 30, 2016, on the $350.0 million private placement debt.  During the six months ended June 30, 2015, the Company received $60.0 million from the drawdown of amounts under its negotiated banking facility, together with $13.5 million from the exercise of share options.  This was offset by $58.2 million paid to repurchase ordinary shares under the Company’s share repurchase program (including $0.3 million share repurchase costs).

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Brendan Brennan
Date: July 26, 2016	Brendan Brennan
Chief Financial Officer